

December 6, 2013

Via E-mail
Arie Trabelsi
Chief Executive Officer
SuperCom Ltd.
1 Shenkar Street
Hertzliya Pituach 4672514, Israel

> **Re: SuperCom Ltd.**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed November 25, 2013**
> **File No. 333-189810**

Dear Mr. Trabelsi:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Unaudited Pro Forma Condensed Combined Financial Statements, page 30

1. Refer to our prior comment 2. In light of your response to our prior comment, which indicated that the $13 million in offering proceeds will be derived from a firm commitment offering, please tell us why your pro forma income statements do not include an adjustment which gives effect to the impact of the shares to be issued on your pro forma earnings per share. Revise your pro forma income statements to include the referenced adjustment or tell us why you believe no revisions are necessary.

Exhibits and Financial Statement Schedules, page II-3

Exhibit 5.1

2. We note the opinion filed as exhibit 5.1 in response to comment 3 in our letter dated July 23, 2013 relates to up to 3,450,000 ordinary shares "at an aggregate offering price not to

exceed $15,500,000." However, based on the fee table and the disclosure on your prospectus cover page, the maximum aggregate offering price may exceed that dollar amount. Please submit a revised opinion that relates to all of the securities included in the registration statement.

Exhibit 23.2

3. We note your response to prior comment 10 and that in this consent your independent auditor, Fahn Kanne & Co, refers to its audit report dated May 9, 2012 (except Note 17, as to which the date is <u>November 21, 2013</u>). However, we also note from page F-2 that your independent auditors' report is dated May 9, 2012 (except Note 17, as to which date is <u>November 22, 2013</u>). Please obtain and include a currently dated and signed consent from Fahn Kanne & Co. in your next amendment. Audit report dates referenced in the revised and updated consent should agree with the dates from the Fahn Kanne & Co. audit report included in the filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tara Harkins at (202) 551-3664 or Jay Webb, Accounting Reviewer, at (202) 551-3603 if you have questions on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Mary Beth Breslin, Senior Attorney, at (202) 551-3525 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Amanda Ravitz
Assistant Director

cc (via e-mail): Steven J. Glusband, Esq.